FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Closing of Argonaut Gold Acquisition

Toronto, Ontario (July 12, 2024) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) is pleased to announce the completion of the previously announced acquisition (the “Transaction”) of all the issued and outstanding common shares of Argonaut Gold Inc. (TSX:AR) (“Argonaut”) not already held by Alamos. A Final Order was granted by the Ontario Superior Court of Justice on July 5, 2024 approving the Plan of Arrangement pursuant to which the Transaction was implemented. Approval from the Federal Economic Competition Commission in Mexico (“COFECE”) was also obtained on July 11, 2024.
As part of the Transaction, Alamos acquired Argonaut’s Magino mine, located adjacent to Alamos’ Island Gold mine in Ontario, Canada. Argonaut’s assets in the United States and Mexico have been spun out as a newly created junior gold producer named Florida Canyon Gold Inc. (“Florida Canyon Gold”). Under the terms of the Transaction, shareholders of Argonaut will be entitled to receive 0.0185 of a Class A common share of Alamos and 0.1 of a common share of Florida Canyon Gold in exchange for each issued and outstanding common share of Argonaut (the “Exchange Ratio”).
Alamos issued approximately 20.4 million Class A Shares as part of the Transaction and on closing has approximately 419.7 million Class A Shares outstanding. Alamos and Argonaut shareholders own approximately 95% and 5% of the pro forma company, respectively. Concurrent with the closing of the Transaction, Alamos completed a $10 million private placement into Florida Canyon Gold, increasing Alamos’ equity interest to approximately 19.99% (the “Private Placement”). Argonaut’s common shares are expected to be de-listed from the Toronto Stock Exchange (the “TSX”) on July 16, 2024. Florida Canyon Gold’s common shares are expected to commence trading on the TSX Venture Exchange (the “TSX-V”) on July 16, 2024, under the symbol “FCGV”.
“Through our acquisition of Argonaut, we have further enhanced our unique positioning as a Canadian focused, intermediate gold producer, with growing production and declining costs. The integration of Magino and Island Gold is expected to unlock significant synergies through the use of shared infrastructure. Together, they will create one of the largest and lowest cost gold mines in Canada with significant longer-term expansion potential supported by their long mine lives, and ongoing exploration success,” said John A. McCluskey, President and Chief Executive Officer.
Early Warning Disclosure
Immediately prior to the Private Placement, after giving effect to the Transaction, Alamos had beneficial ownership of, or control over, 17,482,518 common shares of Florida Canyon Gold, representing approximately 13.67% of the issued and outstanding common shares of Florida Canyon Gold. After giving effect to the Private Placement, Alamos had beneficial ownership of, or control over, 27,609,565 common shares of Florida Canyon Gold, representing approximately 19.99% of the issued and outstanding common shares of Florida Canyon Gold.
Alamos acquired the additional common shares of Florida Canyon Gold in connection with the Transaction to allow Florida Canyon Gold to fund its immediate liquidity needs as a newly created junior gold producer. The net proceeds from the Private Placement will be used by Florida Canyon Gold for working capital and general corporate purposes.

TRADING SYMBOL: TSX:AGI NYSE:AGI

An early warning report in respect of the Private Placement will be filed in accordance with applicable securities laws and will be available on the SEDAR+ profile of Florida Canyon Gold at www.sedarplus.ca. To obtain a copy of the early warning report, once filed, please contact Alamos at Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3, Attention: Scott K. Parsons, 416-368-9932 x 5439.
The head office address of Florida Canyon Gold is 100 King Street West, Suite 3400, Toronto, Ontario, M5X 1A4.
Argonaut Convertible Debentures
As a result of the Transaction, holders of Argonaut’s outstanding 4.625% senior unsecured convertible debentures (the “Debentures”) will be entitled to receive Alamos common shares (in lieu of Argonaut common shares), based on the Exchange Ratio, on conversion of the Debentures, in accordance with the terms of the indenture governing the Debentures (the “Indenture”). Alamos and Argonaut have entered into a supplemental indenture with Computershare Trust Company of Canada, as trustee, to, among other things, evidence Alamos’ agreement to issue Alamos common shares to any debenture holder upon conversion of the Debentures.
Within 30 days of completion of the Transaction, Alamos will make an offer to purchase the Debentures as required under the terms of the Indenture.
The Debentures remain listed for trading on the TSX under the symbol “AR.DB.U”.

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Young-Davidson mine and Island Gold District in northern Ontario, Canada and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note
This news release contains or incorporates by reference “forward looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are, or may be deemed to be, forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “expect”, “assume”, “anticipate”, “believe”, “potential” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.
Forward-looking statements in this news release include, but may not be limited to, information, expectations and guidance as to strategy, plans, future financial and operating performance, such as expectations and guidance regarding: the de-listing of Argonaut’s common shares from the TSX and the commencement of trading of the shares of Florida Canyon Gold on the TSX-V; costs and anticipated declining cost profile; gold and other metal price assumptions; anticipated gold production; further production potential and growth; returns to stakeholders; benefits and advantages of the Company’s acquisition of Argonaut to shareholders, and synergies to be created by the integration of the Island Gold mine and the Magino mine such as the use of shared infrastructure and the unlocking of significant value mine life; value and size of operations; expansion and exploration potential, as well as any other statements or information that express management's expectations or estimates of future performance, operational, geological or financial results.

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TRADING SYMBOL: TSX:AGI NYSE:AGI

Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by Alamos at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.

Such factors include (without limitation): changes to current estimates of mineral reserves and mineral resources; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations for the Company’s development stage and operating assets; operations may be exposed to illnesses, diseases, epidemics and pandemics and associated impact on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for operations) in Canada, Mexico, the United States and Türkiye, all of which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; fluctuations in the price of gold or certain other commodities such as diesel fuel, natural gas, and electricity; changes in foreign exchange rates; the impact of inflation; employee and community relations; the impact of litigation and administrative proceedings; delays or other issues with respect to the de-listing and listing of the shares of Argonaut from the TSX and Florida Canyon Gold on the TSXV, respectively; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates which may be impacted by unscheduled maintenance, weather issues, labour and contractor availability and other operating or technical difficulties); disruptions affecting operations; risks associated with the startup of new mines; delays in or with the Phase 3+ Expansion at Island Gold, construction decisions and any development of the Lynn Lake Gold Project, and/or the development or updating of mine plans; exploration opportunities not coming to fruition; inherent risks associated with mining and mineral processing; the risk that the Company’s mines may not perform as planned; increased costs associated with mining inputs and labour; contests over title to properties; changes in national and local government legislation, controls or regulations in Canada, Mexico, Türkiye, the United States and other jurisdictions in which the Company does or may carry on business in the future; risks related to climate change; risk of loss due to sabotage, protests and other civil disturbances; the costs and timing of construction and development of new deposits; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.

Additional risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release are set out in the Company’s latest 40F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors” available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov, and should be reviewed in conjunction with the information, risk factors and assumptions found in this news release. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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